salesforce.com, inc.

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, CA 94105

(415) 901-7000

January 26, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeff Kauten

Re:	salesforce.com, inc.
Registration Statement on Form S-4
File No. 333-251658
Request for Acceleration

Dear Mr. Kauten:

Reference is made to the Registration Statement on Form S-4 (File No. 333-251658) filed by salesforce.com, inc. (the “Company”) with the U.S. Securities and Exchange Commission on December 23, 2020, as amended by Amendment No. 1 thereto (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 9:00 a.m., Eastern time, on January 29, 2021, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

If you have any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Andrew J. Nussbaum or Ronald C. Chen of Wachtell, Lipton, Rosen & Katz at (212) 403-1269 or (212) 403-1117, respectively. Please notify either of them when this request for acceleration has been granted.

[signature page follows]

Very truly yours,

salesforce.com, inc.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	President and Chief Financial Officer

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz
Richard A. Kline, Latham & Watkins LLP
Tad J. Freese, Latham & Watkins LLP
Mark M. Bekheit, Latham & Watkins LLP